Exhibit 99-1

For Immediate Release

Rosemary Turner Joins TFI International Board of Directors

Montreal, Quebec, August 27, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that Rosemary Turner has joined its Board of Directors. Over her 40-year career, Ms. Turner has delivered specialized supply chain and logistics services on a global scale, demonstrating deep industry know-how. She has excelled in uncovering market opportunity, developing clients, and applying technology to transform both organizational process and culture. For 22 years, she served as president of various UPS districts, applying her proven strengths in business development, relationship management and operational stewardship, with responsibility for the performance of more than 17,000 employees and a P&L of more than U.S. $2 billion.

Ms. Turner spent 40 years at UPS, most recently serving as president of Northern California operations, and previously as president of the Southern California district, the Northern Plains district and the Chesapeake district. She also brings extensive director experience to TFI, having served on the boards of more than 20 companies and organizations including the Federal Reserve Bank of San Francisco, Loyola Marymount University, the Diversity Council for Comcast/NBC, the Federal Reserve Bank of Philadelphia, and the United Way of Southeastern Pennsylvania.

With a lifelong devotion to community service and other important causes, Ms. Turner has received more than 25 prestigious recognitions and awards, including the Northern California Most Powerful & Influential Women award, the Most Influential Women In Bay Area Business award, the Americanism Award Recipient from the Anti-Defamation League, the Community Leadership award from the Salvation Army of Philadelphia, the Go Red Women of Heart award from the American Heart Association, and many more.

“We are very excited to welcome Rosemary to our Board and look forward to her many contributions drawing on her extensive experience over a long and distinguished career,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI. “Rosemary brings a terrific combination of deep industry experience and a lifelong devotion to important causes that she holds dear and that we highly value on our Board and throughout our organization. Her global perspective yet granular operational expertise, along with her growth orientation and focus on leading edge technology will all prove highly valuable in helping us shape TFI’s strategic approach in the exciting years ahead.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard

Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com